SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 7, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on November 7, 2007.

CORPORATE COMMUNICATIONS

PRESS RELEASE	7 November 2007
ING results demonstrate resilience in challenging environment
•	Underlying net profit up 19.2% to EUR 1,946 million supported by investment gains
-	Underlying profit indudes a EUR 455 million net gain on the sale of part of ING’s stake in ABN Amro

-	Profit declines 8.6%, excluding ABN Amro gain, on lower revaluations of real estate & private equity investments

-	Strong life sales push value of new business up 47.5% to EUR 298 million; solid volume growth in banking

-	Net profit up 46.8% to EUR 2,306 million (EUR 1.08 per share) after divestment gains and restructuring expenses
•	Risk management and strong balance sheet protected ING from the direct impact of market turmoil
-	Negligible impact from liquidity crisis on long-term funding costs of the banking business

-	No material impairmentson EUR 3.1 billion portfolio of investments backed by subprime assets

-	No material revaluations on debt securities held in the third quarter as credit spreads increased
•	Investments continue to support growth, optimise the competitive position and sharpen focus
-	Acquisitions of Oyak Bank in Turkey and Latin American pension business of Santander progressing on track

-	Investments planned to optimise Belgian retail network to boost pre-tax profit by over EUR 100 million

-	Initiatives at Wholesale to generate EUR 30 million in cost savings and EUR 100 million in revenue by 2009
Chairman’s Statement
“The third quarter was marked by turmoil in financial markets as concerns about US subprime lending triggered a liquidity crisis and a repricing of risk. Risk management protected us against the direct impact of this turmoil, demonstrating ING’s resilience in a challenging environment,” said Michel Tilmant, Chairman of ING Group. “Our strong balance sheet and large customer deposit base enabled ING to manage the liquidity crisis with only a negligible increase in funding costs. We incurred no material impairments or revaluations on our subprime residential mortgage-backed securities or leveraged finance transactions. Revaluations of debt securities held were essentially flat as lower interest rates offset credit-spread widening in the third quarter.”
“The commercial performance of the business remained robust. ING achieved strong sales of life insurance in Central Europe and Asia as well as variable annuities in the US. That drove a 47.5% increase in the value of new business to EUR 298 million. The banking businesses continued to show solid volume growth in mortgages, term deposits and current accounts. That was partially offset by outflows from high-balance customers at ING Direct UK, where management actions are being taken to stop the outflow.”
“The market turbulence has made the business environment more challenging. Strategic trading results in Wholesale Banking were impacted by the market turmoil and deal flow slowed in leveraged finance. Revaluations on real estate and private equity investments were less favourable than in recent quarters. Equity market volatility has increased. The yield curve has remained flat, and competition for deposits is intensifying for Retail Banking and ING Direct”
“The fundamentals underpinning our businesses remain strong and will support growth over the long term. We continue to invest to support ING’s wealth management strategy, including the acquisitions of Oyak Bank in Turkey and the Latin American pension business of Santander. Our stake in the Bank of Beijing increased its market value more than ten-fold to EUR 2.1 billion following that bank’s IPO in the third quarter. We also continue to invest in existing businesses to optimise our competitive position. The integration of Postbank and ING Bank in the Netherlands is on track. Investments are also planned to optimise the retail distribution model in Belgium to boost profit there by more than EUR 100 million by 2012. At Wholesale Banking we are introducing new initiatives to improve efficiency and stimulate growth, which are expected to generate EUR 30 million in cost savings and EUR 100 million in revenue benefits by 2009.”
Media Relations:
T +31 20 541 6522
Press Conference Call:
7 November, 1 1 a.m. CET
Listen -only via:
NL: +31 20 794 8500
UK: +44 20 7190 1537
Investor Relations:
T +31 20 541 5571
Analyst Conference Calls:
7 November, 9 am and 4 pm CET
Listen-only via:
NL: +31 20 796 5332
UK: +44 20 8515 2303
US: +1 303 262 2211

Contents:
ING Group Key Figures	2
Insurance Europe	5
Insurance Americas	6
Insurance Asia/Pacific	7
Wholesale Banking	8
Retail Banking	9
ING Direct	10
Appendices	11

ING GROUP
ING Group: Key Figures

In EUR million	3Q2007	3Q2006	Change	2Q2007	Change	9M2007	9M2006	Change

Underlying[1] profit before tax Insurance Europe	362	511	-29.2%	679	-46.7%	1,483	1,617	-8.3%
Insurance Americas	480	512	-6.3%	593	-19.1%	1,606	1,453	10.5%
Insurance Asia/Pacific	151	168	-10.1%	153	-1.3%	463	481	-3.7%
Corporate line Insurance	291	-195		531		739	-75

Underlying profit before tax from Insurance	1,285	996	29.0%	1,956	-34.3%	4,291	3,476	23.4%

Wholesale Banking	404	527	-23.3%	668	-39.5%	1,808	1,979	-8.6%
Retail Banking	526	469	12.2%	555	-5.2%	1,620	1,491	8.7%
ING Direct	120	177	-32.2%	171	-29.8%	456	522	-12.6%
Corporate line Banking	53	-43		-65		-69	-88

Underlying profit before tax from Banking	1,103	1,130	-2.4%	1,329	-17.0%	3,816	3,904	-2.3%

Underlying profit before tax	2,388	2,126	12.3%	3,285	-27.3%	8,106	7,380	9.8%

Taxation	371	418	-11.2%	473	-21.6%	1,339	1,561	-14.2%
Profit before minority interests	2,017	1,708	18.1%	2,812	-28.3%	6,767	5,819	16.3%
Minority interests	72	76	-5.3%	76	-5.3%	214	251	-14.7%

Underlying net profit	1,946	1,632	19.2%	2,735	-28.8%	6,553	5,568	17.7%

Net gains/losses on divestments	444	-83				444	-62
Net profit from divested units		22		11		32	85
Special items after tax	-83			-188		-271

Net profit (attributable to shareholders)	2,306	1,571	46.8%	2,559	-9.9%	6,759	5,591	20.9%

Earnings per share (in EUR)	1.08	0.73	47.9%	1.18	-8.5%	3.14	2.59	21.2%

KEY FIGURES
Net return on equity[2]	23.8%	23.1%		23.9%		23.8%	23.1%
Assets under management (end of period)	637,900	569,300	12.0%	636,700	0.2%	637,900	569,300	12.0%
Total staff (FTEs end of period)	123,026	120,415	2.2%	119,097	3.3%	123,026	120,415	2.2%

1.	Underlying profit before tax and underlying net profit are non-GAAP measures excluding divestments and special items as specified in Appendix 2

2.	Year-to-date
Note: Small differences are possible in the tables due to rounding
Resilience amid turbulent markets
ING GROUP
Underlying profit before tax (EUR million)
ING’s earnings and income proved resilient in the third quarter despite turmoil in financial markets as concerns about US subprime lending triggered a liquidity crisis. ING incurred no material impairments or revaluations on subprime residential mortgage-backed securities and took a small markdown of EUR 29 million on leveraged finance transactions.
Profit was supported by high investment income, including a gain on the sale of part of ING’s stake in ABN Amro, however revaluations on private equity and real estate investments diminished after several years of outstanding returns.
Underlying net profit rose 19.2% to EUR 1,946 million, including a net gain of EUR 455 million on ABN Amro shares, which is reflected in the Corporate Line Insurance. Excluding that gain, profit declined 8.6%, or
7.2% excluding currency effects. The result reflects a decline in life insurance as returns on real estate and private equity investments normalise, as well as lower non-life results as underwriting conditions in Canada and Mexico became more challenging.
Banking results were flat as growth in Retail Banking offset declines in Wholesale Banking and ING Direct. Risk costs increased, but were relatively low as the loan portfolio remained healthy.
ING benefited from a low effective tax rate thanks to high tax-exempted gains and a lower statutory tax rate in the Netherlands.
Net profit increased 46.8% to EUR 2,306 million, supported by the EUR 418 million gain on the sale of part of the Belgian business and a EUR 26 million gain on the sale of RegioBank. Net profit also includes EUR 54 million
Page 2/20

in restructuring charges for combining the Dutch retail banks and restructuring at Wholesale Banking as well as EUR 29 million in currency hedge expenses for the pending acquisition of Oyak Bank. The positive revaluation of EUR 1.9 billion after tax on ING’s stake in Bank of Beijing is reflected in shareholders’ equity.
Insurance
Underlying profit before tax from insurance increased 29.0% including the EUR 455 million ABN Amro gain. Excluding that gain, profit from insurance declined 16.7%, reflecting EUR 105 million lower revaluation results on real estate and private equity, lower dividends, and more challenging underwriting conditions in non-life.
Profit from Insurance Europe declined 29.2%, reflecting lower investment income from real estate and private equity in the Netherlands. That offset strong growth in Central Europe, where life results increased 15.1%.
Insurance Americas’ profit declined 6.3% but was flat excluding currency effects as weaker results at the non-life business in Canada offset a modest increase in the US, supported by growth of assets under management.
Profit from Insurance Asia/Pacific declined to EUR 151 million from EUR 168 million, mainly due to volatility in the hedge results in Japan. Excluding that volatility, profit from Insurance Asia/Pacific was up 16.0%.
Total insurance premium income increased 5.0%, or 8.0% excluding currency effects, driven by strong sales of wealth-accumulation products. Sales momentum continued in Central & Rest of Europe, Asia/Pacific and the US.
Insurance: Key Figures

In EUR million	3Q2007	3Q2006	Change

Gross premium income	11,395	10,848	5.0%
Operating expenses	1,363	1,193	14.3%

Underlying profit before tax	1,285	996	29.0%

KEY FIGURES LIFE

Underlying profit before tax	972	688	41.3%

Expenses/premiums life insurance[1]	14.7%	12.5%
Expenses/AUM investment products[1]	0.73%	0.74%

Single-premium sales	8,992	6,085	47.8%
Annual-premium sales	1,041	944	10.3%
Total new sales (APE)	1,940	1,552	25.0%
Value of new business	298	202	47.5%
Internal rate of return[1]	13.4%	13.8%

KEY FIGURES NON-LIFE

Underlying profit before tax	314	308	1.9%

Claims ratio[1]	65.7%	60.5%
Expense ratio[1]	30.8%	30.5%

Combined ratio[1]	96.5%	91.0%

Total new life sales increased 25.0% to EUR 1,940 million in the third quarter, led by growth in Central Europe, Asia and the US. Sales were driven by a 47.8% increase in single-premium sales, supported by demand for a new single-premium variable annuity product in the US and wealth accumulation products in Asia. The launch of a new pension fund in Romania added EUR 37 million to sales. Pricing discipline was maintained, and the value of new life business rose 47.5% to EUR 298 million.
Expenses increased 14.3%, due in part to one-off releases of employee benefit provisions in the third quarter last year. Excluding those releases, expenses were up 7.2%, driven by continued growth of the business in Central Europe, Asia/ Pacific and the US.
Banking
Results at ING’s banking business proved resilient despite the turmoil in credit markets. Underlying profit before tax declined 2.4% as growth at Retail Banking helped offset declines at Wholesale Banking and ING Direct.
Retail Banking was up 12.2%, driven by strong growth in the Netherlands and Poland as higher volumes continued to offset margin pressure from the flat yield curve and increasing competition in the Benelux.
Profit from Wholesale Banking declined 23.3% as market turbulence impacted results from Financial Markets and Structured Finance, while ING Real Estate, Leasing and General Lending continued to show solid results.
Results from ING Direct declined 32.2% due to a loss in the UK and investments to expand the product range and geographical footprint. Excluding the UK and investments in growth, profit from ING Direct rose 7.8%.
Total underlying income of the banking businesses rose 3.3% supported by the strong commercial growth in retail current accounts and mortgages. Total risk-weighted assets (RWAs) increased 4.7% in the third quarter and were up
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Banking: Key Figures

In EUR million	3Q2007	3Q2006	Change

Total underlying income	3,493	3,380	3.3%
Operating expenses	2,321	2,206	5.2%
Gross result	1,172	1,174	-0.2%
Addition to loan loss provision	69	44	56.8%

Underlying profit before tax	1,103	1,130	-2.4%

KEY FIGURES
Interest margin	0.91%	1.06%
Underlying cost/income ratio	66.5%	65.3%
Risk costs in bp of average CRWA	8	5
Risk-weighted assets (end of period)	373,209	332,016	12.4%
Underlying RAROC after tax[1]	23.4%	20.6%
Economic capital (average)	14,322	15,626	-8.3%
Total bank lending[2]	501,779	488,889	2.6%

1.	Year-to-date

2.	30 September compared with 30 June 2007
12.4% compared with a year earlier. That growth helped offset a narrowing of the interest margin to 0.91%, down 4 basis points from the second quarter and 15 basis points from a year earlier.
Operating expenses increased 5.2%, due entirely to investments to support the growth of the business, notably at ING Direct, ING Real Estate and the retail banking activities in developing markets. Expenses at mature businesses were flat.
Net risk costs increased, but remained low as ING’s loan portfolio continued to be healthy. The addition equalled an annualised 8 basis points on average credit-risk-weighted assets, well below the normalised level of 25-30 basis points expected over the credit cycle.
From 1 January 2008, ING will transfer the mid-corporate client business in its home markets from Wholesale to Retail Banking, subject to Works Council approval. The transfer will allow the branch distribution network to be fully rooted in the Retail organisation, and will allow Wholesale Banking to focus on providing value-added products.
Assets under Management
Despite turbulent market conditions in the third quarter, assets under management increased by EUR 1.2 billion in the third quarter to EUR 637.9 billion at the end of September. Net inflow added EUR 8.5 billion and higher market values on equities and fixed-income securities contributed EUR 5.1 billion. That was offset by exchange rates, which had a negative impact of EUR 16.0 billion, mainly due to the weaker US dollar. Acquisitions and divestments had a net positive impact of EUR 3.5 billion as the purchases of Landmark Investment Management in South Korea and Santander’s pension business in Mexico offset the sale of part of the Belgian insurance business.
Capital Management
All of ING’s capital ratios remained well within target. The leverage position of ING Group improved from 9.32% to 9.14% as core debt reduced after a dividend was upstreamed from Insurance to ING Group.
The leverage ratio for Insurance increased from 11.03% to 13.40%, and the EU capital coverage ratio decreased to 280% from 297%. ING increased its hybrid target ratio for Insurance from 15% to 25%, bringing the target in line with that of the Bank.
The Tier-1 ratio of the Bank decreased from 7.55% to 7.39% but remained above the target of 7.2%. Risk-weighted assets increased 4.7%, or EUR 16.8 billion, to EUR 373.2 billion, driven by the continued growth of the business. The winddown of two asset-backed commercial paper conduits added EUR 6 billion to RWAs.
Share Buyback
ING made progress with its EUR 5.0 billion share buyback programme, which is expected to run until June 2008. In the third quarter 19.74% of the programme was executed as 31,939,198 shares were bought back at an average price of EUR 30.90. At the end of the third quarter, 33.16% of the total programme had been completed. The impact was partially offset by the exercise of 837,746 warrants B, leading to the issue of 1,675,492 shares at a price of EUR 24.96.
Risk Management
Risk management and a strong liquidity position helped ING manage the turbulence in financial markets in the third quarter. There were no material impairments or revaluations on US subprime or other troubled asset classes.
ING’s subprime exposure amounted to EUR 3.1 billion at the end of September, representing 0.24% of total assets. Net impairments amounted to just EUR 2 million. The subprime RMBS portfolio was fair valued at 96% at the end of September against 98% in July as lower interest rates partly offset credit-spread widening. That resulted in a negative revaluation of EUR 122 million before tax.
The exposure to Alt-A residential mortgage-backed securities amounted to EUR 26.9 billion, representing 2.1 % of total assets. The portfolio’s fair value was 98% at the end of the third quarter versus 99% in July and no impairments were taken. CDO and CLO exposure was EUR 1.1 billion, or 0.1% of assets. The portfolio was fair valued at 96%, unchanged from July, and impairments of EUR 5 million were taken.
Negative fair value changes in the proprietary trading portfolio of Wholesale Banking amounted to EUR 15 million on US subprime and EUR 10 million on CDOs, which were recorded in the P&L. A markdown of EUR 29 million was taken on leveraged finance transactions.
Based on market values at 31 October there has been no material change to the fair value of our subprime, Alt-A, CDO/ CLO or leveraged finance portfolios.

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INSURANCE EUROPE
Insurance Europe: Key Figures

	Total			Netherlands		Belgium		Central & Rest of Europe
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	3Q2007	3Q2006	3Q2007	3Q2006

Gross premium income	2,197	2,204	-0.3%	1,381	1,370	259	377	556	456
Operating expenses	446	350	27.4%	346	270	14	16	86	68

Underlying profit before tax	362	511	-29.2%	269	429	9	7	85	76

LIFE INSURANCE

Underlying profit before tax	227	409	-44.5%	136	327	7	9	84	73

Single-premium sales	640	805	-20.5%	255	319	217	344	168	142
Annual-premium sales	168	121	38.8%	37	32	3	5	128	84
Total new sales (APE)	232	201	15.4%	63	63	24	39	145	99
Value of new business	92	66	39.4%	13	15	4	8	74	43
Internal rate of return (YTD)	14.3%	15.3%		11.4%	13.4%	12.7%	11.7%	16.8%	19.0%

NON-LIFE INSURANCE

Underlying profit before tax	135	102	32.4%	133	102	1	-3	1	3

Claims ratio	53.1%	55.5%		50.7%	53.7%	71.8%	65.4%	46.3%	48.5%
Expense ratio	36.1%	33.3%		36.6%	33.5%	10.7%	31.7%	45.9%	39.5%

Combined ratio	89.2%	88.8%		87.3%	87.2%	82.5%	97.1%	92.2%	88.0%

Central Europe drives strong increase in VNB
• Value of new business +39.4%

• Sales in Central Europe +46.5%

• Earnings impacted by lower revaluations of real estate and private equity
INSURANCE EUROPE
Underlying profit before tax (EUR million)
Strong sales in Central Europe drove growth in the value of new business at Insurance Europe. Sales were boosted by pension reform in Romania, where a mandatory second-pillar pension system has been introduced. A four-month sales window opened in mid-September, and ING was off to a very strong start. In the first two weeks the ING pension fund signed up some 360,000 clients, contributing EUR 34 million to value of new business and EUR 37 million in sales. Total life sales for Insurance Europe increased 15.4% to EUR 232 million and the value of new business was up 39.4% to EUR 92 million.
The Dutch life insurance market remains challenging with continued margin pressure as some competitors adopt aggressive pricing strategies, and sales of unit-linked products have diminished. Market uncertainty and less intensive marketing reduced sales of investment products in Belgium. The sale of ING’s broker and employee benefits business in Belgium resulted in a gain of EUR 418 million which is excluded from the underlying results.
Unrest in financial markets put pressure on real estate and private equity markets in the third quarter, resulting in lower revaluations after several quarters of outstanding investment returns on both asset classes.
Lower investment income put pressure on results in the third quarter, and underlying profit before tax at Insurance Europe declined 29.2% to EUR 362 million. Investment income was down 17.4%, reflecting EUR 56 million lower revaluations of real estate and EUR 58 million lower on private equity, as well as EUR 32 million less dividend income.
The life insurance activities in the Netherlands were most affected by the decline in investment income, as well as a release of employee benefits provisions last year, and profit there was down 58.4%. That offset a 15.1 % increase in life results from Central Europe and higher non-life profits in the Netherlands and Belgium.
Premium income was flat at EUR 2,197 million as higher life premiums in Central & Rest of Europe were offset by a decline in Belgium. Expenses were up EUR 96 million reflecting a EUR 79 million release of employee benefit provisions in the Netherlands last year and EUR 7 million higher investments in greenfields.

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INSURANCE AMERICAS
Insurance Americas: Key Figures

	Total			United States		Canada		Latin America
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	3Q2007	3Q2006	3Q2007	3Q2006

Gross premium income	5,735	5,802	-1.2%	4,522	4,509	747	731	467	562
Operating expenses	603	607	-0.7%	357	357	143	138	103	112

Underlying profit before tax	480	512	-6.3%	309	329	108	135	63	48

LIFE INSURANCE

Underlying profit before tax	365	359	1.7%	309	329			56	30

Single-premium sales	5,704	3,935	45.0%	5,654	3,881			51	54
Annual-premium sales	388	411	-5.6%	313	332			75	79
Total new sales (APE)	958	805	19.0%	879	720			80	85
Value of new business	73	43	69.8%	64	32			9	11
Internal rate of return (YTD)	10.8%	11.2%		10.7%	11.1%			11.9%	12.7%

NON-LIFE INSURANCE

Underlying profit before tax	115	153	-24.8%			108	135	7	18

Claims ratio	70.9%	62.5%				65.3%	57.4%	83.0%	73.2%
Expense ratio	28.2%	29.4%				27.8%	29.7%	29.0%	28.8%

Combined ratio	99.1%	91.9%				93.2%	87.1%	112.0%	102.1%

Strong growth of sales and value of new business
•Value of new business +69.8%

•Variable annuity sales +30.1%

• Insignificant earnings impact from subprime in US
INSURANCE AMERICAS
Underlying profit before tax (EUR million)
Insurance Americas posted strong growth in sales and value of new business in the third quarter, however bottom-line growth was challenging due to difficult market conditions in Canada and the US.
Variable annuity sales in the US climbed 30.1%, led by the successful introduction of a new withdrawal benefit rider in August. Individual life sales rebounded, and the Institutional Markets business capitalised on increased credit spreads, resulting in a tripling in sales of funding agreements and guaranteed investment contracts. The value of new business rose 69.8% to EUR 73 million.
Disruption in the subprime mortgage market had no significant impact on results: credit-related impairments on fixed-income investments in the US, including mortgage-backed securities were immaterial.
Concerns about subprime and liquidity issues impacted equity markets in the third quarter, contributing to a higher amortisation of deferred acquisition costs and reserve increases in the US. That was partially compensated by increased fee income on higher assets under management.
Underlying profit before tax at Insurance Americas declined 6.3% to EUR 480 million, but was flat excluding currencies as higher life results in Latin America and the US were largely offset by less favourable non-life results in Canada and Mexico.
ING Canada’s underwriting results continued to soften as the market turns, reflected in a 790 basis point deterioration in the claims ratio to 65.3%. That was partially offset by a 190 basis point decline in the expense ratio which brought the combined ratio to a solid 93.2%. Profit in Canada fell 18.6% excluding currency effects to EUR 108 million.
Results in Latin America climbed 31.2% supported by a strong performance in life insurance across the region as well as improved non-life business in Brazil. That more than compensated for weak results in Mexico’s non-life business.
Total premium income was down 1.2%, due to EUR 403 million in negative currency effects. Excluding currencies, premium income was up 6.1%.
Higher sales-related costs and increased spending on technology initiatives, customer service and distribution expansion pushed operating expenses up 5.7% excluding currency effects.

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INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Key Figures

	Total			Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	3Q07	3Q06	Change	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06

Gross premium income	3,454	2,869	20.4%	96	81	1,500	1,141	896	854	715	598	247	195
Operating expenses	292	238	22.7%	56	48	47	401	67	491	62	56	60	45

Underlying profit before tax	151	168	-10.1%	49	36	25	61	69	55	0	0	9	16

LIFE INSURANCE

Underlying profit before tax	151	165	-8.5%	49	36	25	61	69	55	0	0	8	13

Single-premium sales	2,647	1,345	96.8%	1,224	378	1,162	791	77	97	154	56	30	23
Annual-premium sales	485	412	17.7%	16	33	57	80	239	203	117	59	56	37
Total new sales (APE)	750	546	37.4%	138	70	173	159	247	212	132	65	59	40
Value of new business	133	93	43.0%	15	11	12	7	43	36	55	36	9	3
Internal rate of return (YTD)	16.7%	17.1%		21.3%	16.1%	11.5%	12.9%	24.8%	35.6%	19.2%	19.4%	9.1%	8.9%

Strong sales growth across the region
• Single-premium sales double
• Value of new business +43.0%
• AUM up 3.8% to EUR 99.4 bln
INSURANCE ASIA/PACIFIC
Underlying profit before tax (EUR million)
Insurance Asia/Pacific continued to show strong sales growth in the third quarter as ING capitalises on a shift from traditional life to wealth accumulation products across the region. New sales increased 37.4%, driven by single-premium sales, which almost doubled. Growth was led by strong sales of superannuation products in Australia, single-premium variable annuities in Japan, and investment-linked products in Taiwan and Korea. The value of new business was up 43.0% to EUR 133 million, in pace with new sales production, as attractive margins were maintained through product innovation and efforts to improve efficiency.
Investments continued to support growth, including the expansion of the greenfield businesses and enlargement of the tied agent networks. An exclusive 10-year bancassurance distribution agreement was signed with Public Bank in Malaysia, and in Hong Kong ING formed an alliance with China Construction Bank (Asia). The purchase of Landmark Investment Management in Korea was completed in the third quarter, adding EUR 6.9 billion to assets under management in the region, which increased 3.8% in the third quarter to EUR 99.4 billion at the end of September.
Underlying profit before tax from Insurance Asia/Pacific declined to EUR 151 million from EUR 168 million, mainly due to volatility in the hedge results in Japan. Hedge results had a positive impact of EUR 31 million in the third quarter of 2006, while the same period this year included a negative impact of EUR 8 million. Excluding that volatility, profit from Japan increased 10.0% and profit from Insurance Asia/Pacific was up 16.0%.
In South Korea, profit before tax rose 25.5% to EUR 69 million supported by growth of variable annuity sales and the impact of one-off expenses in both quarters.
Australia posted a 36.1% profit increase to EUR 49 million as strong growth in funds under management led to higher fee income, supported by continued growth of the superannuation business.
Profit from the Rest of Asia declined to EUR 9 million from EUR 16 million, reflecting expansion of the greenfields in India, China and Thailand, as well as a one-off gain in Hong Kong in the third quarter last year.
Premium income increased 20.4%, or 28.2% excluding currency effects, driven by the ongoing success of SPVA sales in Japan as well as strong sales in Taiwan, Malaysia and Hong Kong.
Operating expenses for the region increased 22.7%, driven by continued growth of the business and accelerated investments in greenfields.

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WHOLESALE BANKING
Wholesale Banking: Key Figures

						Structured		Leasing &		Financial
	Total			GL&PCM		Finance		Factoring		Markets		Real Estate		Other
In EUR million	3Q07	3Q06	Change	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06

Total income	1,288	1,339	-3.8%	393	417	152	176	130	117	202	252	308	277	104	100
Operating expenses	868	821	5.7%	260	284	89	66	70	66	183	169	138	122	129	114
Gross result	420	518	-18.9%	133	133	63	110	60	51	19	83	170	155	-25	-14
Loan loss provision	17	-9		-34	-6	13	-7	5	3	2	0	2	1	30	0

Underlying profit before tax	404	527	-23.3%	167	139	50	117	55	48	17	83	168	154	-55	-14

KEY FIGURES
Cost/income ratio	67.4%	61.3%		66.1%	68.1%	58.4%	37.5%	53.8%	56.4%	90.7%	67.1%	44.8%	44.0%	124.1%	114.0%
Risk costs (bp of CRWA)	4	-3		-21	-4	17	-11	10	8	3	0	3	1	930	0
RWA (bln, end of period)	184.6	157.5	17.2%	68.3	62.3	30.2	26.0	19.1	15.9	28.5	23.1	37.1	27.0	1.4	3.1
RAROC after tax[1]	22.5%	20.8%		10.7%	6.1%	30.5%	37.7%	20.6%	20.1%	20.6%	27.0%	40.1%	32.2%	31.3%	19.0%
Economic capital[1]	7,461	8,097	-7.9%	2,248	2,836	915	992	564	576	2,203	2,246	1,252	1,037	279	410

1.	Year-to-date. Economic capital is average over period
Income resilient despite market turmoil
• Growth continues in Real Estate, Leasing, Lending
• Small markdown of EUR 29 million on leveraged finance
• New programme to reduce expenses, stimulate growth
WHOLESALE BANKING
Underlying profit before tax (EUR million)
Financial markets experienced significant turbulence in the third quarter as fears of losses in the US sub-prime mortgage market spread to the credit markets and liquidity dried up. Against this backdrop, income at Wholesale Banking proved fairly resilient as growth at ING Real Estate, Leasing, and General Lending helped offset losses in the strategic proprietary trading portfolio of Financial Markets. That included negative fair value changes of EUR 15 million on subprime-related assets and EUR 10 million on CDOs.
In Leveraged Finance, ING had a modest pipeline with EUR 2.3 billion in 14 deals to be distributed when markets became disrupted in August. Since then the amount in the pipeline has not changed materially, although there were changes in composition. A small markdown of EUR 29 million net of fees was taken to reflect the change in cost price of transactions that were funded in the third quarter.
A number of initiatives were started in the third quarter to stimulate growth and reduce operating expenses. A total of 300 full-time functions will be reduced across the Wholesale Bank, saving EUR 30 million in annual expenses from 2009. A provision of EUR 45 million was booked to pay for the redundencies in the third quarter.
In Financial Markets, investments are being made to support ING’s growth strategy in emerging markets, including expanding the product offering and increasing market coverage, while upgrading IT systems and centralising processing. The plan is expected to generate revenue benefits of EUR 100 million a year from 2009, and a provision of EUR 55 million is expected for the project in the fourth quarter.
Underlying profit before tax of Wholesale Banking declined 23.3% to EUR 404 million as market turbulence impacted results from Financial Markets and Structured Finance. Financial Markets reported a 79.5% drop in pretax profit as a loss on the proprietary trading portfolio was partially offset by a strong increase in the client-related business. Profit from Structured Finance declined 57.3%, reflecting lower income and the markdown in Leveraged Finance plus a small addition to loan loss provisions compared with a release last year.
Results from the rest of Wholesale Banking continued to show solid growth. ING Real Estate’s profit before tax rose 9.1%, fuelled by continued income growth from its investment management activities. General Lending & PCM posted a 20.1% increase, supported by volume growth and significant releases from loan loss provisions. Leasing & Factoring profit grew by 14.6% driven by continued growth of the portfolio.

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RETAIL BANKING
Retail Banking: Key Figures

	Total			Netherlands		Belgium		Poland		Rest of World
In EUR million	3Q07	3Q06	Change	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06

Total income	1,575	1,495	5.4%	1,012	980	345	363	97	61	121	91
Operating expenses	1,011	988	2.3%	577	586	273	286	72	49	89	67
Gross result	564	507	11.2%	435	394	73	77	25	12	31	24
Addition to loan loss provision	38	38	0.0%	33	37	5	-5	-6	-3	5	9

Underlying profit before tax	526	469	12.2%	402	357	68	82	30	15	26	15

KEY FIGURES
Cost/income ratio	64.2%	66.1%		57.0%	59.8%	78.9%	78.8%	74.7%	80.3%	74.1%	73.6%
Risk costs (bp of CRWA)	14	16		17	21	9	-11	-157	-164	24	60
RWA (bln, end of period)	111.2	98.4	12.9%	79.2	70.9	21.7	19.7	1.6	0.7	8.7	7.2
Underlying RAROC after tax[1]	42.2%	32.6%		58.5%	48.9%	45.7%	38.8%	65.9%	19.7%	7.1%	0.0%
Economic capital[1]	3,754	4,099	-8.4%	2,004	2,119	565	711	116	127	1,069	1,142

1. Year-to-date. Economic capital is average over period
Volume growth offsets impact of flat yield curves
• RWAs up 12.9% from year ago
• Underlying profit before tax up 12.2%
• C/l ratio improves to 64.2%
RETAIL BANKING
Underlying profit before tax (EUR million)
Retail Banking showed a solid performance, underpinned by strong growth of volumes which helped offset margin pressure from the adverse yield curve environment and intensifying competition. As interest rates remain low, customers are shifting from variable-rate savings to term deposits which pay higher rates and have lower margins. Despite this challenging environment, the Retail Banking activities achieved a 5.4% increase in income in the third quarter, supported by strong growth in mortgages, term deposits and current accounts.
In this competitive environment, ING is focused on consolidating its position in the Benelux by upgrading its distribution models to maintain volume growth while reducing the cost base. Preparations for combining Postbank and ING Bank in the Netherlands are on track. The Works Council advised in favour of the integration, clearing the way to put the new structure in place.
In Belgium, ING is also investing to optimise its distribution model, including upgrading its internet platform, increasing call centre capacity and transforming the branch network. One-off investments will total EUR 94 million over five years and the programme is expected to increase pretax profit by more than EUR 100 million by 2012 with a positive contribution by 2009. Over 5 years, the workforce will be reduced by 850 positions through natural attrition.
Investments continue to expand ING’s position in fast-growing markets. ING Bank Slaski is expanding its distribution network and accelerating growth in retail lending, which increased 9.9% in the third quarter. Romania continues to expand its retail bank network, increasing the number of clients to 406,000. Preparations are underway to roll out a similar model in Ukraine next year. The agreement to acquire Oyak Bank in Turkey is expected to be finalised before the end of this year.
Strong growth in the Netherlands and Poland drove the 12.2% increase in underlying profit before tax in the third quarter. Profit in the Netherlands rose 12.6% as 6% growth in total average retail balances supported income growth. Profit in Poland doubled, supported by strong volume growth as average retail balances increased 46% from a year ago. In the Rest of the World profit was up 73.3%, mainly due to higher results from Private Banking in Asia. In Belgium profit declined 17.1%, despite a growth of retail balances of almost 11%, due to lower margins on savings as client rates were increased and customers shifted to term deposits where margins are lower.
Total income was up 5.4%, while underlying expenses increased just 2.3%, despite substantial investments in the emerging countries. Expenses in the Benelux declined, despite additional investments to upgrade the IT infrastructure in the Netherlands.

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ING DIRECT
ING Direct: Key Figures

In EUR million	3Q2007	3Q2006	Change

Total income	536	543	-1.3%
Operating expenses	401	351	14.2%
Gross result	135	192	-29.7%
Addition to loan loss provision	15	15	0.0%

Underlying profit before tax	120	177	-32.2%

KEY FIGURES
Interest margin	0.74%	0.85%
Cost/income ratio	74.9%	64.6%
Risk costs (bp of average CRWA)	8	7
Risk-weighted assets (bln, end of period)	76.5	86.5	-11.6%
RAROC after tax[1]	15.8%	12.0%
Economic capital[1]	2,839	3,189	-11.0%

1. Year-to-date. Economic capital is average over period
Continued investments to support growth
• Record EUR 7.2 billion in mortgage production
• Total retail balances up EUR 6.0 billion to EUR 303.7 billion
• Profit impacted by challenges in the UK and investments to expand product offering
TOTAL RETAIL BALANCES
(EUR bln, end of period)
ING DIRECT
Underlying profit before tax (EUR million)
With its large retail funding base, ING Direct was well positioned to weather the recent liquidity crisis. However, the liquidity crisis did lead to increased competition in some markets from traditional banks that offered high client rates to attract more retail funding.
In the current interest rate environment ING Direct continues to focus less on savings growth and more on expanding the product lines, and the company continued to show solid growth. Total client retail balances grew by EUR 6.0 billion excluding currency effects to EUR 303.7 billion despite outflows in the UK.
ING Direct UK experienced a sizable outflow as it lagged rate increases by the Bank of England. That led to EUR 5.1 billion in outflows from rate-sensitive customers with high account balances as well as those with maturing term deposits sold in the first quarter. Appropriate measures are being taken to address this situation.
Client rates on the standard variable savings account in the UK were increased 25 basis points in September and another 15 bps to 5.40% on 1 October. That strongly reduced outflows in October, although it puts pressure on short-term results until assets reprice. As a result, additional losses are expected in the fourth quarter and in 2008.
Mortgage production reached its fourth consecutive quarterly record, with EUR 7.2 billion in new production excluding currency effects, bringing the total portfolio to EUR 89.0 billion at the end of September. Off-balance sheet funds, including mutual funds and brokerage accounts, increased by EUR 0.2 billion in the quarter to EUR 17.3 billion. Some 645,000 new customers were added in the third quarter, and ING Direct had 19.4 million customers at the end of September.
Underlying profit before tax declined 32.2% to EUR 120 million, mainly due to a loss of EUR 37 million at ING Direct UK. ING Direct continues to invest to expand its product offering, and investments totalled EUR 99 million in the third quarter, up from EUR 65 million a year earlier. Excluding the UK and growth investments, profit from ING Direct rose 7.8%.
Profit at ING Direct USA increased from EUR 8 million to EUR 17 million, driven by strong growth. In Germany, profit declined to EUR 88 million from EUR 94 million, due to investments to expand in payment accounts as well as lower income as margins were reduced following a client rate increase.
The number of payment accounts continued to grow in Spain, the US and Germany with 163,000 new accounts opened in the quarter, bringing the total to 670,000. ING Direct France and ING Direct UK launched guaranteed investment products in August.
Geographical expansion continued as ING Direct USA launched campaigns in Seattle and Houston. Preparations also continue for the launch in Japan.
Organic growth was complemented by the purchase of USD 1.4 billion in NetBank deposits, including 104,000 customers, in September. ING-DiBa in Germany has agreed to buy a EUR 4.3 billion mortgage portfolio from Hypo Real Estate Bank AG. In the US the purchase of ShareBuilder, an online stockbroker, was agreed adding 660,000 clients and USD 2 billion in assets under management. The later transactions will be reflected in the fourth quarter.

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APPENDICES
Appendix 1: Key Figures per Quarter
Appendix 2: Divestments & Special Items
Appendix 3: ING Group Consolidated P&L: 3rd Quarter
Appendix 4: ING Group Consolidated P&L: 9 Months
Appendix 5: Insurance P&L by Business Line:
Appendix 6: Insurance Investment & Other Income
Appendix 7: Banking P&L by Business Line
Appendix 8: Banking Investment & Other Income
Appendix 9: Life New Business Production
Additional information is available in the following documents published at www.ing.com
- ING Group Quarterly Report
- ING Group Statistical Supplement
- Analyst Presentation
- US Statistical Supplement
The ING Group Condensed consolidated interim accounts for the period ended 30 September 2007 (in accordance with IAS 34 “Interim Financial reporting” and including the review report from Ernst & Young) are included in the ING Group Statistical Supplement.
In preparing the financial information in this press release, the same accounting principles are applied as in the 3Q 2007 interim accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

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APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	3Q2007	2Q2007	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying profit before tax
Insurance Europe	362	679	441	632	511	685	421
Insurance Americas	480	593	533	539	512	457	484
Insurance Asia/Pacific	151	153	159	140	168	157	156
Corporate line Insurance	291	531	-84	20	-195	-2	122

Underlying profit before tax from Insurance	1,285	1,956	1,049	1,331	996	1,297	1,183

Wholesale Banking	404	668	737	546	527	717	735
Retail Banking	526	555	539	444	469	454	568
ING Direct	120	171	165	172	177	190	155
Corporate line Banking	53	-65	-56	-14	-43	-25	-20

Underlying profit before tax from Banking	1,103	1,329	1,384	1,148	1,130	1,336	1,438

Underlying profit before tax	2,388	3,285	2,433	2,479	2,126	2,633	2,621

Taxation	371	473	496	281	417	550	590
Underlying profit before minority interests	2,017	2,812	1,938	2,197	1,709	2,083	2,033
Minority interests	72	76	65	85	76	86	89

Underlying net profit	1,946	2,735	1,873	2,113	1,632	1,995	1,941

Net gains/losses on divestments	444			-23	-83	-9	30
Net profit from divested units		11	21	11	22	28	35
Special items after tax	-83	-188

Net profit (attributable to shareholders)	2,306	2,559	1,894	2,101	1,571	2,014	2,006

Earnings per share (in EUR)	1.08	1.18	0.88	0.98	0.73	0.93	0.93

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APPENDIX 2: DIVESTMENTS & SPECIAL ITEMS
Divestments & Special items after tax per Quarter

In EUR million	3Q2007	2Q2007	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying net profit	1,946	2,735	1,873	2,113	1,632	1,995	1,941

Net gains/losses on divestments
- sale of Belgian broker business	418
- sale of RegioBank	26
- sale of Degussa Bank				-23
- gain on unwinding Piraeus cross-shareholding							19
- sale of stake in Australian non-life							11
- sale of William de Broe						-9
- sale of Deutsche Hypothekenbank					-83

Total gains/losses on divestments	444			-23	-83	-9	30

Profit after tax from divested units		11	21	11	22	28	35

Net special items:
- restructuring provision Wholesale Banking	-34
- restructuring provision Retail Banking	-8
- hedge on purchase price for OYAK Bank acquisition	-29
- provision for combining ING Bank and Postbank	-12	-188

Total special items	-83	-188

Net profit (attributable to shareholders)	2,306	2,559	1,894	2,101	1,571	2,014	2,006

Page 13/20

APPENDIX 3: ING GROUP CONSOLIDATED P&L: 3RD QUARTER
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	3Q2007	3Q2006

Gross premium income	11,395	10,848	5.0%	11,395	10,848
Interest result banking operations	2,257	2,274	-0.7%			2,274	2,314
Commission income	1,222	1,023	19.5%	469	405	753	618
Total investment & other income	3,560	3,046	16.9%	3,123	2,613	467	448

Total underlying income	18,435	17,191	7.2%	14,988	13,866	3,493	3,380

Underwriting expenditure	11,983	11,337	5.7%	11,983	11,337
Operating expenses	3,685	3,399	8.4%	1,363	1,193	2,321	2,206
Other interest expenses	312	286	9.1%	356	341
Addition to loan loss provisions/impairments	69	43	60.5%		-1	69	44

Total underlying expenditure	16,048	15,065	6.5%	13,702	12,870	2,391	2,250

Underlying profit before tax	2,388	2,126	12.3%	1,285	996	1,103	1,130

Taxation	371	418	-11.2%	163	138	208	280
Underlying profit before minority interests	2,017	1,708	18.1%	1,122	858	895	850
Minority interests	72	76	-5.3%	39	58	33	18

Underlying net profit	1,946	1,632	19.2%	1,084	800	862	832

Net gains/losses on divestments	444	-83		418		26	-83
Net profit from divested units		22			21		1
Special items after tax	-83					-83

Net profit (attributable to shareholders)	2,306	1,571	46.8%	1,502	821	805	750

1.	Including inter-company eliminations

Page 14/20

APPENDIX 4: ING GROUP CONSOLIDATED P&L: FIRST 9 MONTHS
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	9M2007	9M2006	Change	9M2007	9M2006	9M2007	9M2006

Gross premium income	34,240	35,039	-2.3%	34,240	35,039
Interest result banking operations	6,703	6,770	-1.0%			6,754	6,878
Commission income	3,649	3,175	14.9%	1,411	1,218	2,238	1,957
Total investment & other income	11,031	9,707	13.6%	9,204	8,074	1,930	1,677

Total underlying income	55,623	54,691	1.7%	44,856	44,331	10,922	10,512

Underwriting expenditure	35,487	36,071	-1.6%	35,487	36,071
Operating expenses	11,074	10,367	6.8%	4,061	3,768	7,013	6,599
Other interest expenses	862	867	-0.6%	1,016	1,019
Addition to loan loss provisions/impairments	94	6		1	-3	93	9

Total underlying expenditure	47,517	47,311	0.4%	40,565	40,855	7,106	6,608

Underlying profit before tax	8,106	7,380	9.8%	4,291	3,476	3,816	3,904

Taxation	1,339	1,561	-14.2%	614	577	723	984
Underlying profit before minority interests	6,767	5,819	16.3%	3,677	2,899	3,093	2,920
Minority interests	214	251	-14.7%	128	211	86	40

Underlying net profit	6,553	5,568	17.7%	3,548	2,688	3,006	2,880

Net gains/losses on divestments	444	-62		418	30	26	-92
Net profit from divested units	32	85		32	51		34
Special items after tax	-271					-271

Net profit (attributable to shareholders)	6,759	5,591	20.9%	3,998	2,769	2,761	2,822

1.	including inter-company eliminations

Page 15/20

APPENDIX 5: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006

Gross premium income	11,395	10,848	5.0%	2,197	2,204	-0.3%	5,735	5,802	-1.2%	3,454	2,869	20.4%	9	-27
Commission income	469	405	15.8%	114	87	31.0%	255	247	3.2%	99	69	43.5%	1	2
Direct investment income	2,606	2,331	11.8%	882	1,000	-11.8%	1,379	1,094	26.1%	426	354	20.3%	-81	-118
Realised gains & fair value changes	515	282	82.6%	94	184	-48.9%	-124	35		58	-56		487	119
Total investment & other income	3,123	2,613	19.5%	978	1,184	-17.4%	1,255	1,129	11.2%	484	298	62.4%	407	2

Total underlying income	14,988	13,866	8.1%	3,289	3,475	-5.4%	7,245	7,178	0.9%	4,036	3,236	24.7%	417	-23

Underwriting expenditure	11,983	11,337	5.7%	2,321	2,466	-5.9%	6,115	6,082	0.5%	3,543	2,823	25.5%	4	-34
Operating expenses	1,363	1,193	14.3%	446	350	27.4%	603	607	-0.7%	292	238	22.7%	22	-2
Other interest expenses	356	341	4.4%	159	150	6.0%	47	-23		50	7		100	207
Other impairments		-1			-2									1

Total underlying expenditure	13,702	12,870	6.5%	2,927	2,964	-1.2%	6,765	6,666	1.5%	3,885	3,068	26.6%	125	172

Underlying profit before tax	1,285	996	29.0%	362	511	-29.2%	480	512	-6.3%	151	168	-10.1%	291	-195

Taxation	163	138	18.1%	60	76	-21.1%	126	108	16.7%	44	45	-2.2%	-67	-91
Profit before minority interests	1,123	858	30.9%	302	435	-30.6%	354	404	-12.4%	107	123	-13.0%	359	-104
Minority interests	39	58	-32.8%	4	13	-69.2%	26	34	-23.5%	10	9	11.1%	-2	2

Underlying net profit	1,084	800	35.5%	298	422	-29.4%	328	370	-11.4%	97	114	-14.9%	361	-106

Net gains/losses on divestments	418			418
Net profit from divested units		21			21
Special items after tax

Net profit from Insurance	1,502	821	82.9%	716	443	61.6%	328	370	-11.4%	97	114	-14.9%	361	-106

KEY FIGURES
Assets under management (end of period)	468,700	429,900	9.0%	158,400	153,000	3.5%	210,900	199,600	5.7%	99,400	77,300	28.6%
Staff (FTEs end of period)	57,550	54,671	5.3%	14,286	15,120	-5.5%	30,939	29,710	4.1%	12,251	9,783	25.2%

Page 16/20

APPENDIX 6: INSURANCE INVESTMENT & OTHER INCOME
Insurance Investment & Other Income

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006

Income from debt securities and loans	1,849	1,723	7.3%	679	735	-7.6%	1,231	971	26.8%	238	253	-5.9%	-298	-230
Dividend income	156	173	-9.8%	64	115	-44.3%	32	20	60.0%	60	37	62.2%	1	1
Rental income	17	44	-61.4%	9	41	-78.0%	7	4	75.0%	1		n.a.
Other	585	391	49.6%	130	109	19.3%	110	99	11.1%	128	64	100.0%	217	111

Direct investment income	2,606	2,331	11.8%	882	1,000	-11.8%	1,380	1,094	26.1%	427	354	20.6%	-80	-118

Realised gains/losses on bonds	23	20	15.0%	-5	2	n.a	22	33	-33.3%	6	-15	n.a.
Realised gains/losses on equities	588	84		71	51	39.2%	23	13	76.9%	13	12	8.3%	481	8
Realised gains/losses & fair value changes private equity	-21	15		-22	23	-195.7%		-8
Change in fair value real estate investments	33	74	-55.4%	21	75	-72.0%	1	3	-66.7%	11		n.a.
Change in fair value non-trading derivatives	-109	89	.	28	33	-15.2%	-170	-6		28	-53	n.a.	6	111

Realised gains/losses & fair value changes on investments	515	282	82.6%	93	184	-49.5%	-124	35	n.a.	58	-56	n.a.	487	119

Total underlying investment & other income	3,123	2,613	19.5%	975	1,184	-17.7%	1,256	1,129	11.2%	485	298	62.8%	407	1

Page 17/20

APPENDIX 7: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Wholesale			Retail			ING Direct			Corporate Line
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006

Interest result	2,274	2,314	-1.7%	618	632	-2.2%	1,152	1,138	1.2%	483	510	-5.3%	21	34
Commission income	753	618	21.8%	391	304	28.6%	338	303	11.6%	23	13	76.9%	1	-2
Investment income	158	74	113.5%	141	58	143.1%	17	4	325.0%	3	13	-76.9%	-3	-1
Other income	309	374	-17.4%	139	345	-59.7%	68	50	36.0%	27	7	285.7%	75	-28

Total underlying income	3,493	3,380	3.3%	1,288	1,339	-3.8%	1,575	1,495	5.4%	536	543	-1.3%	94	3

Operating expenses	2,321	2,206	5.2%	868	821	5.7%	1,011	988	2.3%	401	351	14.2%	41	46
Gross result	1,172	1,174	-0.2%	420	518	-18.9%	564	507	11.2%	135	192	-29.7%	53	-43
Addition to loan loss provision	69	44	56.8%	17	-9		38	38	0.0%	15	15	0.0%	-0	0

Underlying profit before tax	1,103	1,130	-2.4%	404	527	-23.3%	526	469	12.2%	120	177	-32.2%	53	-43

Taxation	208	280	-25.7%	55	106	-48.1%	118	137	-13.9%	16	59	-72.9%	19	-22
Profit before minority interests	895	850	5.3%	349	421	-17.1%	408	332	22.9%	104	118	-11.9%	34	-21
Minority interests	33	18	83.3%	24	8	200.0%	10	8	25.0%	0	0		0	2

Underlying net profit	862	832	3.6%	325	413	-21.3%	398	324	22.8%	104	118	-11.9%	34	-23

Net gains/losses on divestments	26	-83		0	-83		26	0		0	0		0	0
Net profit from divested units	0	1		0	0		0	0		0	1		0	0
Special items after tax	-83	0		-34	0		-20	0		0	0		-29	0

Net profit from Banking	805	750	7.3%	292	330	-11.5%	404	324	24.7%	104	119	-12.6%	5	-23

KEY FIGURES
Net return on equity[1]	17.6%	19.7%
Interest margin	0.91%	1.06%								0.74%	0.85%
Underlying cost/income ratio	66.5%	65.3%		67.4%	61.3%		64.2%	66.1%		74.9%	64.6%
Risk costs in bp of average CRWA	8	5		4	-3		14	16		8	7
Risk-weighted assets (end of period)	373,209	332,016	12.4%	184,583	157,462	17.2%	111,176	98,431	12.9%	76,511	86,532	-11.6%	939	-10,409
Underlying RAROC before tax[1]	27.9%	26.9%		24.0%	24.9%		54.2%	45.6%		19.6%	19.6%
Underlying RAROC after tax[1]	23.4%	20.6%		22.5%	20.8%		42.2%	32.6%		15.8%	12.0%
Economic capital (average over period)[1]	14,322	15,626	-8.3%	7,461	8,097	-7.9%	3,754	4,099	-8.4%	2,839	3,189	-11.0%	269	241
Staff (FTEs end of period)	65,475	65,753	-0.4%	19,939	20,473	-2.6%	37,006	37,586	-1.5%	8,530	7,694	10.9%

1. Year-to-date

Page 18/20

APPENDIX 8: BANKING INVESTMENT & OTHER INCOME
Banking Commission, Investment & Other Income

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006	Change	3Q2007	3Q2006

Funds transfer	152	152	0.0%	38	44	-13.6%	107	103	3.9%	6	6	0.0%	0	-1
Securities business	169	135	25.2%	46	39	17.9%	107	92	16.3%	18	8	125.0%	-1	-4
Insurance broking	43	42	2.4%	2	4	-50.0%	40	38	5.3%	0	1	-100.0%	0	-1
Management fees	238	175	36.0%	151	99	52.5%	85	74	14.9%	2	1	100.0%	0	1
Brokerage and advisory fees	40	49	-18.4%	37	44	-15.9%	1	3	-66.7%	1	1	0.0%	0	1
Other	111	65	70.8%	116	74	56.8%	-2	-7		-5	-4		2	2

Total underlying commission income	753	618	21.8%	391	304	28.6%	338	303	11.6%	23	13	76.9%	1	-2

Rental income	65	35	85.7%	67	38	76.3%	0	0		0	0		-2	-3
Other investment income	54	27	100.0%	40	24	66.7%	14	4	250.0%	-0	-3		0	2

Direct income from investments	119	62	91.9%	107	62	72.6%	14	4	250.0%	-0	-3		-2	-1

Realised gains/losses on bonds	-5	3	-266.7%	-7	-13		-0	0		3	16	-81.3%	-1	0
Realised gains/losses on equities	11	0		8	0		3	0		0	0		0	0
Change in fair value real estate	32	9	255.6%	32	9	255.6%	0	0		0	0		0	0

Realised gains/losses & fair value changes	39	12	225.0%	34	-4		3	0		3	16	-81.3%	-1	0

Total underlying investment income	158	74	113.5%	141	58	143.1%	17	4	325.0%	3	13	-76.9%	-3	-1

Valuation results non-trading derivatives	-32	-52		52	-142		14	-2		-4	1	-500.0%	-94	91
Net trading income	211	185	14.1%	22	289	-92.4%	15	19	-21.1%	25	1	2400.0%	150	-124
Other	130	241	-46.1%	65	198	-67.2%	39	33	18.2%	6	5	20.0%	20	5

Total underlying other income	309	374	-17.4%	139	345	-59.7%	68	50	36.0%	27	7	285.7%	75	-28

Page 19/20

APPENDIX 9: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics

	Value of New		Internal Rate of								Present Value of				Investment in New		Acquisition Expense
	Business		Return (YTD)		Single Premiums		Annual Premiums		New Sales (APE)		Premiums		VNB/PV Premiums		Business		Overruns
In EUR million	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06

Netherlands	13	15	11.4%	13.4%	255	319	37	32	63	63	561	620	2.4%	2.4%	34	32	3	2
Belgium (& Luxembourg)	4	8	12.7%	11.7%	217	344	3	5	24	39	244	449	1.8%	1.8%	8	15	1	0
Rest of Europe	74	43	16.8%	19.0%	168	142	128	84	145	99	2,115	943	3.5%	4.6%	64	30	4	3

Insurance Europe	92	66	14.3%	15.3%	640	805	168	121	232	201	2,920	2,012	3.1%	3.3%	106	77	7	5

U.S.	64	32	10.7%	11.1%	5,654	3,881	313	332	879	720	6,897	5,223	0.9%	0.6%	267	274	5	12
Latin America	9	11	11.9%	12.7%	51	54	75	79	80	85	145	153	6.0%	7.2%	26	30	2	0

Insurance Americas	73	43	10.8%	11.2%	5,704	3,935	388	411	958	805	7,042	5,376	1.0%	0.8%	293	304	7	12

Australia & NZ	15	11	21.3%	16.1%	1,224	378	16	33	138	70	1,336	452	1.1%	2.4%	14	18	0	0
Japan	12	7	11.5%	12.9%	1,162	791	57	80	173	159	1,417	1,149	0.8%	0.6%	53	51	2	-11
South Korea	43	36	24.8%	35.6%	77	97	239	203	247	212	1,037	938	4.1%	3.8%	22	21	-1	3
Taiwan	55	36	19.2%	19.4%	154	56	117	59	132	65	942	832	5.8%	4.3%	38	17	-3	-4
Rest of Asia	9	3	9.1%	8.9%	30	23	56	37	59	40	271	190	3.2%	1.6%	15	17	1	7

Insurance Asia/Pacific	133	93	16.7%	17.1%	2,647	1,345	485	412	750	546	5,003	3,561	2.7%	2.6%	142	124	-1	-5

Total	298	202	13.4%	13.8%	8,992	6,085	1,041	944	1,940	1,552	14,966	10,949	2.0%	1.8%	541	505	13	12

Page 20/20

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 7, 2007